MEMORANDUM
TO:	Kathryn Hinke U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Associate General Counsel
DATE:	July 20, 2017
SUBJECT:
Response to a supplement comment to the initial registration statement filed on Form N-14 on June 14, 2017, as amended on June 19, 2017, (the "Registration Statement") relating to the reorganizations of the JNAM Guidance – Equity 100 Fund and JNAM Guidance – Maximum Growth Fund, each a series of Jackson Variable Series Trust ("JVST"), into the JNL Disciplined Growth Fund, a series of the JNL Series Trust (the "Registrant")
File No.: 333-218724

This memorandum addresses the U.S. Securities and Exchange Commission staff's (the "Commission Staff") supplemental comment to the Registration Statement received via telephone on July 20, 2017.

The comment is set forth below in italics, with the response immediately following.

1.
Please confirm supplementally that the total annual fund operating expense ratio and expense example provided in the Proxy Statement will not change as the result of the 12b-1 fee that will be effective on September 25, 2017 due to the offset referenced in the response to Comment 16 filed on July 18, 2017.

RESPONSE: The Registrant confirms that the total annual fund operating expense ratio and expense example provided in the Proxy Statement will not change as the result of the 12b-1 fee that will be effective on September 25, 2017 due to the offset referenced in response to Comment 16 filed on July 18, 2017.

It is the Registrant's intention to respond fully to the Commission Staff's comment, and the Registrant believes that the response described above does so fully.

If you have any questions, please call me at 312-730-9730.  Thank you for your prompt attention to this matter.

cc: File